Pernod Ricard

05005174

RECEIVED
2005 JAN 12 P 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 4, 2005

AP/CE/N°02.2005

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

dlw 1/13

Encl. : 1 page

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

PRESS RELEASE

Paris, France **3 January 2005**

Pernod Ricard donates € 700,000 to assist the victims of the Asian Tsunami disaster

Pernod Ricard announces a € 700,000 donation to assist the victims of the catastrophic earthquake and tsunami that hit South and South East Asia on 26 December 2004.

The donation will be distributed as follows:

- Pernod Ricard Group will donate € 200,000 to each of the following humanitarian organisations: Red Cross/Crescent, Doctors of the World (Médecins du Monde) and Caritas-France (Secours Catholique).
- Pernod Ricard Asia, Pernod Ricard India and Pericyl (Pernod Ricard Sri Lanka), will donate €100,000 through local humanitarian associations to assist victims of the disaster in Thailand, India and Sri Lanka.

Donations to assist the victims of the Asian Tsunami disaster can be made through the following humanitarian organisations web sites:
http://www.ifrc.org www.medecinsdumonde.org www.secours-catholique.asso.fr

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com